[Letterhead of American Express]
December 18, 2009
VIA FACSIMILE & VIA DELIVERY
Max A. Webb, Esquire, Assistant Director
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	American Express Receivables Financing Corporation V LLC American Express Issuance Trust Response to SEC Comment Letter dated April 20, 2009 File Nos. 333-158295; 01
Dear Mr. Webb:
     On behalf of American Express Receivables Financing Corporation V LLC (“RFC V”), as depositor (the “Depositor”) to the American Express Issuance Trust (the “Trust” or the “Issuing Entity”), this letter responds to your letter dated April 20, 2009, providing comments to the Registration Statement on Form S-3 (the “Registration Statement”) submitted on March 30, 2009, by the Depositor and the Issuing Entity. RFC V and American Express Travel Related Services Company, Inc. (“TRS”), as sponsor, sole equity owner of RFC V and servicer of the Trust, are collectively referred to herein as “American Express.”
     For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) dated December 17, 2009, marked to show all changes to the Registration Statement. All capitalized terms defined in the prospectus and used in the following responses without definition, have the meanings specified in Amendment No. 1. Unless otherwise specified, page numbers refer to pages in Amendment No. 1.

Prospectus
Risk Factors, page 14
There is no public market for the notes. As a result, you may be unable to sell your notes or the price of the notes may suffer, page 23

Comment 1:	Please revise to disclose the current decline in consumer spending which may influence the credit card market, and discuss how these factors may affect the yield on your notes.

Response:	We feel that the following disclosure from pages 19-20 of the prospectus addresses Comment 1:

     “Since the second half of 2007, and in particular since September 2008, the global capital markets have suffered a significant dislocation. Concerns over the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the United States (in particular, in those markets in which American Express has historically generated significant spend volume on its charge and credit card products) and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and the credit markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, increased unemployment and reduced consumer and business investment and spending, have precipitated recessionary conditions and trends in economies across the world, which could result in declines in credit and charge card usage and has already resulted in adverse changes in payment patterns, causing increases in delinquencies and default rates.

     We cannot predict what further effect the factors and circumstances discussed above, should they continue, will have on repayment patterns or card use and, consequently, the timing and amount of payments on your notes. Any reductions in the amount or timing of payments by accountholders will reduce the amount available for distribution on the notes.”

Comment 2:
Please also expand the risk factor here, or in another appropriate place, to discuss the general issues with respect to the asset-backed securities market in light of the current credit market conditions.

Response:	We have revised pages 19 and 24 of the prospectus in response to Comment 2.

     If you have any questions or comments concerning this response, please do not hesitate to call the undersigned at 212-640-1444 or American Express’ outside counsel, Alan Knoll of Orrick, Herrington & Sutcliffe LLP at 212-506-5077 or Lara Daly of Orrick at 212-506-5289.

Sincerely,
/s/ Harold E. Schwartz
Harold E. Schwartz, Esq.

cc:	Lauren Nguyen, Esq. Alan M. Knoll, Esq. Lara K. Daly, Esq.

3